SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 14, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 14, 2007 regarding “ Ericsson receives acceptances and purchases shares representing 70 percent of Tandberg Television’s shares”

Press release March 14, 2007

Ericsson receives acceptances and purchases shares representing 70 percent of Tandberg Television’s shares

In the voluntary public cash offer to acquire all outstanding shares in Tandberg Television, Ericsson (NASDAQ:ERIC) has received acceptances regarding about 58 percent of the outstanding shares in Tandberg Television (OSE:TAT).

The received acceptances and the 9,880,050 shares already purchased by Ericsson represent about 70 percent of the outstanding shares in Tandberg Television. The number of acceptances may be altered due to possible corrections and changes following registration with the Verdipapirsentralen (VPS).

Soon after expiry of the extended offer period at 16:30 CET, Friday, March 16, Ericsson will announce whether the 90 percent condition for the offer has been met. If not, Ericsson will decide whether to withdraw the offer or waive this condition.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 14, 2007